Filed Pursuant to Rule 433

Registration Statement No. 333-219499

March 10, 2020

Textron Inc.

$650,000,000 3.000% Notes due 2030

Pricing Term Sheet

Issuer:	Textron Inc.

Security:	3.000% Notes due 2030

Size:	$650,000,000

Maturity Date:	June 1, 2030

Coupon:	3.000%

Interest Payment Dates:	June 1 and December 1 commencing December 1, 2020

Price to Public:	99.523%

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	107-28; 0.679%

Spread to Benchmark Treasury:	+237.5 bps

Yield to Maturity:	3.054%

Make-Whole Call:	T+40 bps (prior to March 1, 2030)

Par Call:	On or after March 1, 2030

Expected Settlement Date:	March 17, 2020 (T+5)

CUSIP / ISIN:	883203 CB5 / US883203CB58

Expected Ratings (Moody’s/S&P):*	Baa2 (stable) / BBB (stable)

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC

Co-Managers:	Loop Capital Markets LLC The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or BofA Securities, Inc. toll-free at (800) 294-1322.